Exhibit 99.1

August 16, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Second Quarter 2015 Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 55% of its outstanding shares), which is publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the second quarter of 2015, as published on August 14, 2015.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium”)

FIRST HALF 2015 RESULTS

Ad hoc announcement - Jersey, 14 August 2015. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and developer of shopping centres and retail real estate in Central and Eastern Europe, announces its interim results for the second quarter and six months ended 30 June 2015.

Highlights:

•	Gross rental income (“GRI”) of €103.6m (6M 2014: €106.9m), with an EPRA like-for-like GRI of €88.1m (6M 2014: €96.5m)

•	Net rental income (“NRI”) of €97.9m (6M 2014: €103.1m), with an EPRA like-for-like NRI of €83.7m (6M 2014: €95.1m)

•	Excluding Russia the Group’s NRI increased by 5.3% and like-for-like EPRA NRI was flat

•	The performance was impacted by the rental discounts provided to tenants in the Group’s Russian portfolio, these were granted to protect occupancy levels, as the economic situation remained challenging

•	The operating margin in the Group’s core markets of Poland, Czech Republic and Slovakia remained strong at 98%, with the Group operating margin high at 94.5% despite the adverse performance in Russia

•	EPRA occupancy rates as at 30 June 2015 was a robust 96.8% (31 December 2014: 97.4%). Russian occupancy remained high, at 96.3%

•	EBITDA, excluding revaluation and disposals, was €81.3m (6M 2014: €90.3m)

•	Profit after taxation was €10.0m compared to €36.2m for the first half of 2014. The change was mainly caused by:

•	A lower NRI of €5.2m, and an increase of €6.5m in non-recurring legacy legal and administrative expenses

•	€10.6m charge from the disposal of non-core assets in the Czech Republic mainly as a result of a reclassification of a currency translations reserve

•	A €20.9m increase in finance expenses (mainly related to bond buyback costs, the early repayment of a bank loan in Poland, higher interest expenses due to the bond issuance and foreign exchange differences)

•	The above items were partially offset by, a higher deferred tax credit of €14.3 million, mainly related to a release of deferred tax liability on certain Polish assets following a Polish holdings restructuring net of an increase in the Group’s Russian deferred tax liability

•	Company adjusted EPRA earnings per share was 16.0 €cents (6M 2014: 19.2 €cents)

•	The Group’s standing investments portfolio comprised 82 assets at the quarter-end compared to 153 as at 31 December 2014, but grew in value by 7.4% to €2.7 billion after accounting for, inter alia:

•	The disposal of 72 non-core properties in the Czech Republic

•	The inclusion of the Atrium Felicity shopping centre development in Lublin, Poland, which opened in March 2014

•	The acquisitions of a 75% interest in Arkády Pankrác shopping centre in Prague, the Czech Republic, which completed in June, and of two prime shopping centres in November 2014; Focus Mall Bydgoszcz in Poland and Palác Pardubice, also in Czech Republic

•	Total assets of €3,382.6m with a cash position of €275.9m (31 December 2014: €425.2m) and borrowings of €1,046.6m as at 30 June 2015 (31 December 2014: €1,068.1m), representing a gross and net LTV of 34.5% and 25.4% respectively. Unencumbered borrowings were 81.3% at 30 June 2015 (31 December 2014 64.9%)

•	EPRA Net asset value (“NAV”) per ordinary share was €5.92 (31 December 2014: €6.08) after first and second quarter dividend distributions of €0.0675 per share in the first half of 2015

•	Third quarterly dividend of €0.0675 per share due to be paid as a capital repayment on 30 September 2015 to shareholders on the register at 23 September 2015, with an ex-dividend date of 22 September 2015.

Operational highlights during and after the period:

Investment properties

•	Completed the sale of a portfolio of 72 retail assets in the Czech Republic for a consideration of €69m in January 2015

•	Completed the acquisition of a 75% interest in the Arkády Pankrác shopping centre in Prague in June, for a consideration of €162m. The Otto family will continue to own the remaining 25% of the joint venture

•	Opened the 17,300 sqm extension of the Atrium Copernicus shopping centre in Torun, Poland in March 2015

Financing transactions

•	In May 2015, Atrium successfully issued €150m 3.625% notes due in October 2022, which have been consolidated and form a single series with the €350m 3.625% bond due in October 2022 (issued by Atrium in October 2014). The issue price was 106.395% reflecting a yield of 2.9%. The cash proceeds amounted to €159.6m

•	In May 2015, the Group completed a voluntary repayment of a bank loan from Berlin-Hannoversche Hypothekenbank AG, in Poland for a total amount of €105.3m (including fees) held by Atrium Promenada sp. z o.o.

•	During the reporting period, Atrium repurchased bonds issued in 2005 and due in 2017, with a nominal value of €79 million

Group executive management team changes

•	In January 2015, following the transfer of 52.1m ordinary shares from Apollo Global Real Estate Management LP to Gazit-Globe Ltd., the two Atrium directors nominated by Apollo, Joseph Azrack and Roger Orf, resigned from the Board of Directors

•	In January 2015, Atrium announced the appointment of Ryan Lee as its new Group Chief Financial Officer. Ryan joined the Group on 2 February 2015, with his appointment becoming effective on 1 April 2015

•	In June 2015, Atrium announced the appointment of Ms Karine Ohana M.Sc to the Board of Directors as an independent Non-executive Director, with her appointment as Director effective from 24 June 2015

•	Aharon Soffer resigned from the Board of Directors effective as of 31 August 2015

Commenting on the results, Josip Kardun, Group CEO, said:

“During the first half of 2015, there has been an on-going focus on operational and financial improvements as we continued with the implementation of our well defined strategy to grow the Group’s portfolio and income, while reweighting the asset base towards higher quality cash flow from larger scale and dominant shopping centres in our core markets.

“The outlook for most of our countries, and our core markets, in particular, remains robust. In Russia, by contrast, the situation remains fundamentally challenging and it is still too early to predict any notable, positive momentum. Overall, looking ahead, Atrium expects to benefit from the good prospects for consumer spending and the persistently healthy appetite shown by retailers and investors alike for its core markets, especially as the Group’s asset management initiatives and portfolio rotation start to bear fruit, and the forthcoming expiries of long lease durations allow for stronger rental growth in the medium to long term.”

Chaim Katzman, chairman of the Board of Directors, added:

“On behalf of the Board of Directors, I would like to thank Roni for all his hard work and his meaningful contribution to the business over the past four years. I wish him great success in his future endeavours.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q2 2015 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc	+44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney

atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the NYSE Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.